September 25, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Parhaum J. Hamidi

Re:	Eclipse Resources Corporation
Registration Statement on Form S-3
File No. 333-206308
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Eclipse Resources Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-3, as amended, be accelerated to 3:30 p.m. (Washington, D.C. time), on September 29, 2015, or as soon practicable thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Bryn A. Sappington of Norton Rose Fulbright US LLP, counsel to the Company, at (214) 855-7180 upon the effectiveness of the Registration Statement or if you have any questions regarding this request.

Thank you for your assistance in this matter.

Very truly yours,

ECLIPSE RESOURCES CORPORATION

By:	/s/ Christopher K. Hulburt
Name:	Christopher K. Hulburt
Title:	Executive Vice President, Secretary and General Counsel

cc:	Glen J. Hettinger, Norton Rose Fulbright US LLP
Bryn A. Sappington, Norton Rose Fulbright US LLP

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